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EXHIBIT 99.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 13, 2009 for the year ended December 31, 2008, which document makes reference to our firm and our report entitled "Evaluation of the P&NG Reserves in Canada of Enerplus Resources Fund (As of December 31, 2008)", dated February 12, 2009, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2008.

Calgary, Alberta, Canada	SPROULE ASSOCIATES LIMITED
March 13, 2009
/s/ R. KEITH MACLEOD R. Keith MacLeod, P. Eng. President

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  EXHIBIT 99.5
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS